----------------------------
   FORM 4
__ Check this box if no
   longer subject to
   Section 16. Form 4
   or Form 5 obligations
   may continue. See
   Instruction 1(b).
   (Print or Type Responses)
----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                                                            [x] Director                    __ 10% Owner
                                                                            __  Officer (give title below)  __ Other (specify below)

Lang           John      M.        Lodigian, Inc.      LOD
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(Last)        (First)   (Middle)               3. I.R.S. or Social     4. Statement for    7. Individual or Joint/Group Filing
                                                  Security Number of      Month/Year                 (Check Applicable Line)
                                                  Reporting Person                         [x]Form Filed by One Reporting Person
                                                  (Voluntary)             04/99            __ Form Filed by More than One Reporting
                                                                                              Person
3399 Peachtree Road, N.E., Suite 2050
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

Atlanta        GA            30326
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                        and 4)
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                                         Code   V          Amount  (A) or (D)  Price
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Common Stock, par value
$.01 per share            4/15/99(1)     J(2)              17,915       A       6.125    344,439             D,I             (3)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)                  Table II -- Derivative Securities Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/     8)       or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties           5)      cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:

(1)  Date represents the average date of receipt by the Reporting  Person and his affiliates (as reported on the Reporting  Person's initial Form 3) for all shares issued out of escrow to the Reporting  Person or his affiliates.  These shares were mailed April
     12, 1999 via first class United States mail.

(2)  Shares  represent  the portion of shares  issued,  but held in escrow,  pursuant to the merger of Impac  Hotel  Group,  LLC and
     Servico, Inc. on December 11, 1998 (the "Merger"),  and which were released from escrow after the completion of certain hotels.
     The  certificates  representing  these  shares are dated March 12,  1999,  but were  received by the  Reporting  Person and his affiliates on or about April 15, 1999 and are therefore reported currently.

(3)  121,984 shares are owned directly,  including 5,449 shares released from escrow and reported on this Form 4. 222,455 shares are owned  indirectly,  including  12,466 shares  released from escrow and reported on this Form 4. According to the  relationships previously  reported on the Reporting  Person's Form 3 Initial Statement of Beneficial  Ownership of Securities,  the Reporting
     Person may be deemed to be the beneficial owner of 12,098 shares received from escrow by P.T. Partners LLC,  58 shares received from escrow by ProTrust Properties IV, Ltd., 203 shares received from escrow by ProTrust Properties V, Ltd., 85 shares received from escrow by Hotel Investors, L.P., and 22 shares received from escrow by ProTrust Equity Growth Fund I, L.P.


**   Intentional misstatements or omissions of                  /s/ John M. Lang                                May 6, 1999
     facts constitute Federal Criminal              -------------------------------------------       ------------------------------
     Violations.                                         ** Signature of Reporting Person                         Date
     See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form
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